FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2015

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 23, 2015, announcing that Synertone, a leading Chinese satellite solutions provider, selects Gilat to enable its fixed and mobile offerings throughout China in a $12 Million Deal.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Date: November 23, 2015	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Synertone, a leading Chinese satellite solutions provider,
selects Gilat to enable its fixed and mobile offerings
 throughout China in a $12 Million Deal

Gilat's cloud-based X-Architecture for SkyEdge II-c provides Synertone with multi-market capabilities for its HTS network

Hong Kong and Petah Tikva, Israel – November 23, 2015 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Synertone, a Hong Kong satellite solutions provider, has selected Gilat's baseband equipment to enable fixed and mobility applications on its HTS IPSTAR-based network, offering coverage throughout China. Synertone placed orders totaling approximately $12 million for Gilat's solutions.

"We are establishing a new level of satellite coverage in China. With Gilat's leading technology and expertise, we can now offer seamless broadband, enterprise, cellular backhaul and mobility services," said Synertone Chief Executive Officer Han Weining.

"This new HTS award by Synertone is yet another proof of our technology leadership and position in China. We are looking forward to a long-term partnership with Synertone, demonstrating our commitment to the Chinese market, supporting Synertone in bringing to market new mobility applications, rural broadband, and more," said Dov Baharav, Interim CEO and Chairman of the Board of Gilat.

Powering Synertone's network will be Gilat's SkyEdge II-c platform with X-Architecture. The VSATs used are part of Gilat's Capricorn suite of ultra-high-speed IP routers. The network is estimated to go live within six to twelve months.

Additionally, the MOU signed by Synertone and Gilat includes an option for advanced manufacturing and future R&D cooperation, should they agree to do so.

About Synertone
Synertone Communication Corporation (1613.HK) has been principally engaged in the business of the design, research and development, production and sales of equipment and related technologies used in specialized communication systems that are customarily devised pursuant to the specific needs of a particular client. Synertone provides application solutions proposals, network design and implementation to customers. Following the acquisition of the ‘‘Synertone 1’’ (IPSTAR) satellite bandwidth, Synertone has started the business of satellite communication operation which provides broadband internet access.

Synertone has developed products and systems relating to digital trunking and satellite communication systems through its own research and development and acquisition of relevant intellectual property rights and technology know-how from third parties. The core components for specialized communication systems provided by Synertone mainly comprises base stations, core network, dispatcher stations, terminals which are able to join digital trunking system, the satellite antenna, block up-converter, modem, IP accelerator, coder and encoder and audio-video matrix for VSAT satellite systems.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat’s controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com